UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 13, 2012
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on June 13, 2012, entitled "Re-election of Statoil's board of directors and chair of corporate assembly".

Re-election of Statoil's board of directors and chair of corporate assembly

The corporate assembly of Statoil (OSE: STL, NYSE: STO) has in their meeting on 13 June 2013 re-elected Olaug Svarva as chair and Idar Kreutzer as deputy chair of Statoil's corporate assembly.

Svein Rennemo, Marit Arnstad, Grace Reksten Skaugen, Roy Franklin, Bjørn Tore Godal, Lady Barbara Judge and Jakob Stausholm were re-elected as members of the board of directors. Svein Rennemo was re-elected as chair of the board of directors, while Marit Arnstad was re-elected as deputy chair of the board of directors.

All members of the board of directors were re-elected for a period of one year, until the next ordinary election of the board's shareholder representatives in 2013.

All candidates were elected in accordance with the nomination committee's recommendation.

Contacts:

Investor relations
Hilde Merete Nafstad, senior vice president, investor relations Tel: +47 95783911

Media
Jannik Lindbæk Jr, vice president, media relations Tel: +47 97755622

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: June 13, 2012	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer